Exhibit 99.15

Execution Version

Dated February 28, 2018

(1)	TRUTH BEAUTY LIMITED
(2)	ARK PACIFIC SPECIAL OPPORTUNITIES FUND I, L.P.

SHARE PURCHASE AGREEMENT

regarding the entire share capital of Splendid Days Limited

MORRISON | FOERSTER

33rd Floor

Edinburgh Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Tel: (852) 2585 0888

Fax: (852) 2585 0800

THIS AGREEMENT (this “Agreement”) is made on February 28, 2018

BETWEEN:

(1)	TRUTH BEAUTY LIMITED, a company incorporated under the laws of the British Virgin Islands (the “Purchaser”);

(2)	ARK PACIFIC SPECIAL OPPORTUNITIES FUND I, L.P., an exempted limited partnership incorporated under the laws of the Cayman Islands, acting by its general partner, Ark Pacific Investment Management Limited (the “Seller”).

The	Purchaser and the Seller, collectively the “Parties”, and each a “Party”.

WHEREAS:

(A)	Splendid Days Limited (the “Company”) is a private company limited by shares incorporated under the laws of the British Virgin Islands, the short particulars of which are set out in Schedule 1.

(B)	The Company holds certain convertible notes and warrants in The9 Limited, the details of which are set out in Schedule 2 (the “CNs and Warrants”). The Company has granted to certain investors risk participations in the CNs and Warrants through certain participation agreements, associated fee letters and loan agreement entered into with such investors and Ark Pacific Investment Management Limited as manager (the “Participation Documents”), the details of which are set out in Schedule 3.

(C)	The Seller owns 100% of the issued and outstanding share capital of the Company, which consists of one (1) ordinary share (the “Sale Share”).

(D)	The Seller wish to sell and the Purchaser wishes to purchase the Sale Share on the terms set out in this Agreement (the “Transfer”).

(E)	In light of the Transfer and with regards to Recital (B) above, the Seller and the Purchaser shall procure that the Participation Documents be amended and novated accordingly.

IT IS AGREED as follows:

1.	INTERPRETATION

1.1	In addition to terms defined elsewhere in this Agreement, the definitions and other provisions in Schedule 2 headed “Interpretation” apply throughout this Agreement, unless the contrary intention appears.

1.2	In this Agreement, unless the contrary intention appears, a reference to a clause, subclause or schedule is a reference to a clause, subclause or schedule to this Agreement. The schedules form part of this Agreement.

1.3	The headings in this Agreement do not affect its interpretation.

2.	SALE AND PURCHASE

2.1	The Seller shall sell and the Purchaser shall purchase the Sale Share.

2.2	The Sale Share shall be sold free from all Encumbrances and together with all rights now or hereafter attaching to them, including the right to receive all distributions declared, made or paid on or after the date of this Agreement.

2.3	The Seller waives any right of pre-emption or other right which it may have in relation to the sale and purchase of the Sale Shares (whether under the Company’s constitutional documents or otherwise) and shall, before Completion, procure the irrevocable waiver of any such right or restriction conferred on any other person who is not a party to this Agreement.

3.	PURCHASE PRICE

3.1	The purchase price for the Sale Shares is US$1 (the “Purchase Price”), payable by the Purchaser in full on Completion in accordance with Clause 5.

4.	REPRESENTATIONS AND WARRANTIES

4.1	The Seller acknowledges that the Purchaser has entered into this Agreement in reliance upon the representations and warranties and on the other undertakings and covenants given by the Seller in this Agreement. Each Warranty is a separate and independent warranty, and, save as otherwise expressly provided, no Warranty shall be limited by reference to any other Warranty or by the other terms of this Agreement.

4.2	The Seller represents and warrants to the Purchaser as of the date hereof that:

(a)	Status of the Sale Shares. The Sale Share represents 100% of the total issued and outstanding share capital of the Company on a fully-diluted basis. The Seller is the sole legal and beneficial owner of the Sale Share with good and marketable title thereto, free and clear of any Encumbrances. The Seller has the absolute right to sell, assign, convey, transfer and deliver the Sale Share together with any and all rights and benefits incidental to the ownership thereof free and clear of any Encumbrances.

(b)	Status of the Company. The Company is an investment holding company which has not since incorporation entered into any agreements except as disclosed in this Agreement, and has no assets except for the CNs and Warrants.

(c)	Authorization. The Seller has all the necessary authority (including any authority due to its internal restructuring, if applicable) and capacity to enter into and to perform its obligations under this Agreement and other documents relating to the transactions contemplated hereby. This Agreement constitutes legal, valid and binding obligations of the Seller, enforceable against it in accordance with their terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting the enforcement of creditors’ rights generally, and (ii) the effect of rules of law governing the availability of equitable remedies

(d)	Encumbrances. There are no agreements, understandings, judgments, orders, liens or other Encumbrances granting rights or imposing obligations, including restrictions on transfer, with respect to the Sale Share.

(e)	Compliance with Other Instruments. The execution, delivery and performance by the Seller of this Agreement does not and will not contravene, breach or violate the terms of any agreement, document or instrument to which the Seller is a party or by which any of Sellers’ assets or properties are bound.

(f)	No Litigation. There is no action, suit, proceeding, judgment, claim or investigation pending, and the Sellers do not foresee any of these in the future, and to the knowledge of the Sellers, threatened against the Seller, the Company or the Sale Shares, which could reasonably be expected in any manner to challenge or seek to prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement.

5.	COMPLETION

5.1	Completion shall take place at the offices of Morrison & Foerster immediately after the execution of this Agreement, or at such other place and at such other time as may be agreed in writing by the Parties.

5.2	At Completion, the Seller shall:

(a)	procure (i) the resignation of Lau, Tak Kei Arthur as director of the Company and (ii) the appointment of the Purchaser as director of the Company with effect from the date of this Agreement.

(b)	procure that board resolutions are passed by the director of the Company resolving that (i) the transfer of the Sale Share be approved for registration; (ii) register the Purchaser as the holder of the Sale Share in the register of members of the Company; (iii) the resignation of Lau, Tak Kei Arthur as director of the Company be approved and (iv) the appointment of the Purchaser as director of the Company be approved;

(c)	execute, and procure the execution by each other party (other than the Purchaser) to, each amendment and novation agreement relating to the Participation Documents in the form appended in Appendix 1.

(d)	deliver to the Purchaser a certified true copy of the updated register of members of the Company reflecting the Purchaser as the registered holder of the Sale Share;

(e)	deliver to the Purchaser a certified true copy of the updated register of directors of the Company reflecting paragraph (a) above; and

(f)	deliver to the Purchaser a counterpart of the instrument of transfer in respect of the transfer of the Sale Share, duly executed by the Seller.

5.3	At Completion, the Purchaser shall:

(a)	deliver to the Seller a counterpart of the instrument of transfer in respect of the transfer of the Sale Share, duly executed by the Purchaser; and

(b)	execute each amendment and novation agreement relating to the Participation Documents in the form appended in Appendix 1.

(c)	instruct payment of the Purchase Price to the account of the Seller specified below, and provide evidence thereof to the Seller:

Beneficiary Bank:
Address:
SWIFT:
Intermediary Bank:
SWIFT:
Account Name:
Account Number:

6.	INDEMNIFICATION

The Seller shall indemnify the Purchaser against all liabilities, costs, expenses, damages and losses (including any reasonable legal and other professional costs and expenses) suffered or incurred by the Purchaser, to the extent not caused by the Purchaser’s negligence or fraud, arising out of or in connection with any claims made by third parties under the Participation Documents or the Purchaser assuming the role of administrator under the Participation Documents in place of Ark Pacific Investment Management Limited. A claim under this clause shall be the sole remedy of the Purchaser in respect of damages suffered by the Purchaser in respect of this Agreement.

7.	COSTS AND FEES

The Seller shall bear all costs and disbursements incurred in the negotiations leading up to and in the preparation of this Agreement and of matters incidental to this Agreement.

8.	ANNOUNCEMENTS AND CONFIDENTIALITY

8.1	No Party shall make or permit any Person to make any announcement or other public disclosure concerning this Agreement or any ancillary matter except with the consent of the other Parties (not to be unreasonably withheld or delayed) or as required by law or any competent regulatory body.

8.2	Except as may be required by law or court ruling or for the purpose of a Party enforcing its rights or performing its obligations under this Agreement, none of the Parties shall disclose to any third party (other than to Company) the terms and conditions of this Agreement or the transactions contemplated hereby without prior approval by the other Party; provided, however, that any Party may disclose the terms and conditions of this Agreement or the transactions contemplated hereby to its affiliates, lenders, shareholders, investors, partners and advisors and to its bona fide lenders, investors, partners and advisors, in each case only after such persons or entities have undertaken appropriate nondisclosure obligations. In the event of disclosure required by law or court ruling, the disclosing Party shall use all reasonable efforts and provide all reasonable cooperation to obtain confidential treatment of the materials or a protective order.

9.	LIABILITY, ENFORCEMENT, AND WAIVERS

9.1	Each of the provisions of this Agreement shall be enforceable independently of each of the others and its validity shall not be affected if any of the others is invalid. If any provision is void but would be valid if some part of it were deleted, the provision in question shall apply with such modification as may be necessary to make it valid.

9.2	Each obligation, representation, warranty and undertaking under this Agreement (excluding any obligation fully performed at Completion) shall continue in force after Completion and will not be affected by the waiver, in whole or in part, of any condition to Completion.

9.3	The rights of each party under this Agreement may be exercised as often as necessary, are (unless otherwise expressly provided in this Agreement) cumulative and not exclusive of rights and remedies provided by law and may be waived only in writing and specifically. Delay in exercising or non-exercise of any such right is not a waiver of that right.

9.4	A waiver (whether expressed or implied) by one of the parties of any of the provisions of this Agreement or of any breach of or default by another party in performing any of those provisions shall not constitute a continuing waiver and the waiver shall not prevent the waiving party from subsequently enforcing any of the provisions of this Agreement not waived or from acting on any subsequent breach of or default by that other party under any of the provisions of this Agreement.

10.	GENERAL

10.1	Time is not of the essence in relation to any obligation under this Agreement unless time is expressly stated to be of the essence in relation to that obligation.

10.2	This Agreement may be executed in any number of counterparts, all of which, taken together, shall constitute one and the same agreement, and any party may enter into this Agreement by executing a counterpart.

10.3	If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement to the extent it is unenforceable and be given no effect but without invalidating any of the remaining provisions of this Agreement.

10.4	If this Agreement is translated into any language other than English, the English language text shall prevail.

10.5	Any variation of this Agreement shall be in writing and signed by or on behalf of the Parties.

11. NOTICES

11.1	Any notice to be given under this Agreement must (unless expressly provided otherwise) be in writing in English and be delivered to the party to be served at its address appearing below, or at such other address as it may have notified to the other Parties in accordance with this Clause11.1:

(a) to the Seller at:

 Address: Suite 62, 6/F New Henry House

10 Ice House Street, Central, Hong Kong

 Attention: Kenneth NG

 Email:

with a copy to:

Morrison & Foerster

Edinburgh Tower, 33/F

The Landmark, 15 Queen’s Road Central

Hong Kong, China

Attention: Marcia Ellis

Facsimile No.: 852-2585-0800

E-mail:

(b)	to the Purchaser at:

Address: 3/F, 100QRC, 100 Queen’s Road Central, Central, Hong Kong

Attention: WEN Cyrus Jun-Ming

Email:

11.2	Any notice shall be deemed to have been given or made:

(a)	if hand delivered, at the time of delivery; or

(b)	when sent by email to the addresses set forth above, upon acknowledgment of receipt; or

(c)	three (3) Business Days after deposit with an international overnight delivery service, postage prepaid, addressed to the other Party as set forth above with next-business-day delivery guaranteed, provided that the sending Party receives a confirmation of delivery from the delivery service provider; or

(d)	in all other cases, upon actual receipt by the addressee, with the burden of proof of receipt upon the sender.

11.3	In proving service of a notice or document it shall be sufficient to prove that delivery was made.

12.	WHOLE AGREEMENT

12.1	This Agreement and the documents referred to in it contain the whole agreement between the Parties relating to the transactions contemplated by this Agreement and supersede all previous agreements, whether oral or in writing, between the Parties relating to these transactions.

12.2	Each Party acknowledges that, in agreeing to enter into this Agreement, it has not relied on any express or implied representation, warranty, collateral contract or other assurance (except those set out in this Agreement and the documents referred to in it) made by or on behalf of any other party at any time before the signature of this Agreement. Each of the Parties waives all rights and remedies which, but for this Clause 12.2, might otherwise be available to it in respect of any such representation, warranty, collateral contract or other assurance. Nothing in this Clause 12.2 limits or excludes any liability for fraud.

13.	GOVERNING LAW AND JURISDICTION

13.1	This Agreement and any non-contractual obligations arising out of or in connection with it shall be governed by Hong Kong law.

13.2	Any dispute, controversy or claim arising out of or relating to this Agreement, including the existence, validity, interpretation, performance, breach or termination thereof or any dispute regarding non-contractual obligations arising out of or relating to it shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre under the Hong Kong International Arbitration Centre Administered Arbitration rules in force when the Notice of Arbitration is submitted. The seat of arbitration shall be Hong Kong. The number of arbitrators shall be three. The arbitration proceedings shall be conducted in English.

AS WITNESS the hands of the Parties (or their duly authorised representatives) on the date which first appears on page 1.

SCHEDULE 1

THE COMPANY

Share Capital:	Authorized: 50,000 shares with a par value of US$1.00 each Issued: 1 share with a par value of US$1.00 each

Shareholders:	ARK PACIFIC SPECIAL OPPORTUNITIES FUND I, L.P.

Directors:	LAU, Tak Kei Arthur

Registered Office:	Sea Meadow House, Blackburn Highway, (P.O. Box 116), Road Town, Tortola, British Virgin Islands

Company Number:	1811012

Date and Place of Incorporation:	February 6, 2014; British Virgin Islands

Accounting Reference Date:	December 31

SCHEDULE 2

CNS AND WARRANTS

Convertible Notes

Date of Certificate	Cert. No.	Principal Amount of Notes Acquired	Initial Conversion Price (US$ Per Ordinary Share)
11-Dec-2015	1	US$22,250,000	US$2.60
11-Dec-2015	2	US$13,350,000	US$5.20
11-Dec-2015	3	US$4,450,000	US$7.80

Warrants

Date of Certificate	Cert. No.	Amount of Warrant (US$)	Initial Exercise Price (US$ per Ordinary Share)
11-Dec-2015	1	US$5,000,000	US$1.50
11-Dec-2015	2	US$2,750,000	US$2.60
11-Dec-2015	3	US$1,650,000	US$5.20
11-Dec-2015	4	US$550,000	US$7.80

SCHEDULE 3

PARTICIPATION AND LOAN DOCUMENTS

Date	Document	Parties
December 4, 2015	Participation Agreement	Splendid Days Limited Quality Event Limited Ark Pacific Investment Management Limited

December 4, 2015	Fee Side Letter	Quality Event Limited Ark Pacific Investment Management Limited

December 4, 2015	Participation Agreement	Splendid Days Limited Pacman I Limited Ark Pacific Investment Management Limited

December 4, 2015	Fee Side Letter	Pacman I Limited Ark Pacific Investment Management Limited

December 4, 2015	Participation Agreement	Splendid Days Limited Pacman II Limited Ark Pacific Investment Management Limited

December 4, 2015	Fee Side Letter	Pacman II Limited Ark Pacific Investment Management Limited

December 4, 2015	Participation Agreement	Splendid Days Limited Ark Pacific Special Opportunities Fund I, L.P. Ark Pacific Investment Management Limited

December 4, 2015	Participation Agreement	Splendid Days Limited Fortune Profile Limited Ark Pacific Investment Management Limited

December 8, 2015	Loan Agreement	Splendid Days Limited Well Ease Limited

SCHEDULE 4

DEFINITIONS AND INTERPRETATION

1.	In this Agreement:

Business Day means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by applicable law to be closed in Hong Kong.

CNs and Warrants has the meaning given in Recital (B).

Company has the meaning given in Recital (A).

Completion means the completion of the sale and purchase of the Sale Shares as described in Clause 5;

Director means a director for the time being of the Company including, where applicable, any alternate Director, and Directors shall be construed accordingly;

Encumbrances means any lien, voting agreement, voting trust, proxy, option, right of purchase, right of first refusal, right of first offer, restriction on transfer or any other similar arrangement or restriction of any kind whatsoever, including any restriction on transfer of other assignment, as security or otherwise, of or relating to use, quiet enjoyment, voting, receipt of income or exercise of any other attribute of ownership.

Participation Documents has the meaning given in Recital (B).

Person means an individual, corporation, joint venture, enterprise, partnership, trust, unincorporated association, limited liability company, government or any department or agency thereof, or any other entity (whether or not having separate legal personality).

Purchaser has the meaning given in the Preamble.

Purchase Price has the meaning given in Clause 3.1.

Sale Share has the meaning given in Recital (C)

Seller has the meaning given in the Preamble.

Transfer has the meaning given in Recital (D).

Warranties means the representations and warranties given pursuant to Clause 4.2; and

2.	In this Agreement any reference, express or implied, to an enactment (which includes any legislation in any jurisdiction) includes:

(a)	that enactment as amended, extended or applied by or under any other enactment (before or after signature of this Agreement);

(b)	any enactment which that enactment re-enacts (with or without modification); and

(c)	any subordinate legislation made (before or after signature of this Agreement) under that enactment, including (where applicable) that enactment as amended, extended or applied as described in subparagraph (a), or under any enactment which it re-enacts as described in subparagraph (b), except to the extent that any legislation or subordinate legislation made or enacted after the date of this Agreement would create or increase the liability of any person under this Agreement.

3.	In this Agreement:

(a)	words denoting persons include bodies corporate and unincorporated associations of persons;

(b)	references to an individual or a natural person include his estate and personal representatives; and

(c)	references to a party to this Agreement include the successors or assigns (immediate or otherwise) of that party.

4.	For the purposes of this Agreement, a company is a subsidiary of another if:

(a)	that other either:

(i) is a shareholder or member of it and controls the composition of its board of directors (or, if it has more than one such board, of any such board); or

(ii) holds more than half in nominal value of its equity shares, or

(b)	the first-mentioned company is a subsidiary of any company which is that other’s subsidiary,

provided that in determining whether one company is a subsidiary of another any shares held or power exercisable by the other in a fiduciary capacity are to be treated as not held or exercisable by it and any shares or power exercisable by any person as nominee for the other (except where the other is concerned only in a fiduciary capacity) or by, or by a nominee for, a subsidiary of the other (not being a subsidiary which is concerned only in a fiduciary capacity) are to be treated as held or exercisable by the other. For the purposes of this paragraph “company” includes any body corporate.

5.	For the purposes of this Agreement:

(a) a company is deemed to be another’s holding company if the other is its subsidiary; and

(b) a body corporate is deemed the wholly-owned subsidiary of another if it has no shareholders or members except that other and that other’s wholly-owned subsidiaries and its or their nominees.

6.	General words used in this Agreement shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

7.	A reference in this Agreement to any Hong Kong legal term for any action, remedy, method or form of judicial proceeding, legal document, court or any other legal concept or matter will be deemed to include a reference to the corresponding or most similar legal term in any jurisdiction other than Hong Kong to the extent that such jurisdiction is relevant to the transactions contemplated by this Agreement or the terms of this Agreement.

8.	Paragraphs 1 to 7 above apply unless the contrary intention appears.

APPENDIX 1

FORM OF DEED OF NOVATION AND AMENDMENT

IN WITNESS whereof this Agreement has been duly executed on the day and year before written.

PURCHASER
SIGNED by	)
)
for and on behalf of	)
TRUTH BEAUTY LIMITED	)

SELLER

SIGNED by NG CHI KEUNG KENNETH	)
DIRECTOR	)
for and on behalf of	)
ARK PACIFIC INVESTMENT	)
MANAGEMENT LIMITED	)
as General Partner of	)
ARK PACIFIC SPECIAL	)
OPPORTUNITIES FUND I, L.P.	)

[Signature Page to Share Purchase Agreement]